UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

ORANCO, INC
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001
(Title of Class of Securities)

684058100
(CUSIP Number)

W. Sterling Mason Jr., Esq P O Box 5513 Oroville, Ca 95966 (801)527-2402
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	684058100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Claudio Plinio Gianascio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Swiss
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
38,121,530
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
38,121,530
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFI38,121,530CIALLY OWNED BY EACH REPORTING PERSON
38,121,530
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
90.4%
14	TYPE OF REPORTING PERSON (See Instructions)
Individual

Item 1.  Security and Issuer
Common Stock—Oranco, Inc
Item 2.  Identity and Background
(a)	Claudio Plinio Gianascio
(b)	CP 70, Vaglio, Switzerland CH-6947
(c)	Private Investor
(d)	None
(e)	None
(f)	Citizen of Switzerland
Item 3.  Source and Amount of Funds or Other Considerations
The consideration is the cancellation of four promissory notes totalling $37,921.53, with accrued interest, owed by the issuer to Mr Gianascio through the issuanmce of a total of 37,921,530 common shares of Oranco, Inc. to Mr Gianascio. The source of the promissory notes were personal funds loaned to Oranco, Inc. The cancellations and issuance of shares took place in two seperate trancactions (1) 28,374,680 shares issued on or about November 4, 2017 and (2) 9,546,850 shares issued on or about December 18, 2017.
Item 4.  Purpose of Transaction
The purpose of the transaction was to eliminate the outstanding debt of Oranco, Inc. and to facilitate a change in control by Mr. Gianascio selling his shares. On December 26, 2017, Million Success Business Limited, a  company formed under the law of the British Virgin Islands ("Million Success"), entered into a Share Purchase Agreement (the "Purchase Agreement") with the Company's largest shareholder, Claudio Gianascio, who holds 90.4% of the equity capital of the Company (the "Shareholder").  Pursuant to the terms of the Purchase Agreement, the Shareholder is to transfer to Million Success all of its shares of common stock of the Company, par value $0.001 per share ("Common Stock"), or 38,121,530 shares of Common Stock (such transaction, the "Share Purchase").  The Share Purchase is scheduled to close on or around January 5, 2018, ("the Effective Date")

In Addition, in connection with the closing of the Share Purchase, there will be a change in the Board and executive officers Mr. Claudio Gianascio, who serves as the President, Secretary, Treasurer, and sole director, will resign from his directorship and executive officer positions effective on the Effective Date.  Prior to that, the sole director will appoint Mr. Peng Yang to serve as the sole director, President, Secretary, and Treasurer, with such appointment and his resignation from all positions to be effective on the Effective Date.

Item 5.  Interest in Securities of the Issuer
(a)	Claudio Gianascio -38,121,530 Common Shares (90.4%)
(b)	Claudio Gianascio- Sole Voting Power
(c)	See ITEM 3 above
(d)	None
(e)	N/A

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See ITEM 4 above
Item 7.  Material to Be Filed as Exhibits
None
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/ 26/2017
Dated
/s/ Claudio Plinio Gianascio
Signature
Claudio Plinio Gianascio, President
Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).